UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ▢ Form C: Offering Statement
- ▢ Form C-U: Progress Update
- ▢ Form C/A: Amendment to Offering Statement
  - ▢ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ▢ Form C-AR/A: Amendment to Annual Report
- ▢ Form C-TR: Termination of Reporting

Name of issuer
Albemarle Hotel Development, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> North Carolina
>
> *Date of organization*
> December 19, 2017

Physical address of issuer
197 N. SEcond Street, Albemarle, NC 28001

Website of issuer
https://www.liveatthealbemarle.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,827,148.55	$634,950.00
Cash & Cash Equivalents	$76,880.73	$2,946.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,202,522.44	$110,597.00
Long-term Debt	$0.00	$527,963.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$114,076.37	-$38,039.00


May 2, 2022

FORM C-AR

Albemarle Hotel Development, LLC


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Albemarle Hotel Development, LLC, a North Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.liveatthealbemarle.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Albemarle Hotel Development, LLC (the "Company") is a North Carolina Limited Liability Company, formed on December 19, 2017.

The Company is located at 197 N. SEcond Street, Albemarle, NC 28001.

The Company's website is https://www.liveatthealbemarle.com/.

The information available on or through our website is not a part of this Form C-AR.

The Property

Property name	Address	Property type
Albemarle Hotel	197 N. Second Street Albemarle, NC 28001	Mixed use apartment/restaurant

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
The Project is highly dependent on Jordan Jones to oversee the construction and ongoing operations. The loss of Mr. Jones would adversely affect the Project and the Project might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the project will proceed as planned in the event of the loss of Mr. Jones.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jordan Jones in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jordan Jones die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared audited financial statements for 2021.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S..

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our future cash flow is dependent on the performance of our tenants.

We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our business is dependent on perceptions by retailers and shoppers of the convenience and attractiveness of our retail properties, and our inability to maintain a positive perception may adversely affect our revenues.

We are dependent on perceptions by retailers or shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing retail

properties and other retailing options to be more convenient or of a higher quality, our revenues may be adversely affected.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Increasing interest rates may adversely affect us.

An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.

As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or

substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.

Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem. Our ability to obtain new work depends on successful prior and existing projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our developments, renovations, any of which may materially harm our business and results of operations.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants ability to conduct their businesses.

Construction.

The Company will invest in the redevelopment of the Albemarle Hotel ("Project"). All construction projects, particularly historic renovations, carry a high degree of risk. There are many unknown and concealed conditions that will likely emerge during the construction process. While the Project will hire a highly qualified general contractor to execute the Project, it is likely there could be increases to the development budget that materially impact the estimated financial returns.

Competition.

One other redevelopment project with 29 for-rent apartments has opened in downtown Albemarle. While the project's location and proximity to Pfeiffer University's downtown Albemarle campus will differentiate itself from its competitors, there is significant competition among other residential options in Albemarle and Stanly County.

Risks of not receiving additional funding.
The company may not be able to receive the investment from historic tax credit investors or the needed construction loan that will convert to permanent financing. Any of these sources not coming through could prevent the project from completing.

No Distributions/No Provision for Return of Capital.
The Project plans for a long-term hold of at least five to 10 years, depending on market conditions. It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the

Offering. Although the Project anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years after completing the renovation, the Project cannot provide any assurances as to when, if ever, cash distributions will be made by the Project.

Economic Conditions.
Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, and innumerable other factors can affect substantially and adversely the business and prospects of the Project. None of these conditions are within the control of the Project.

Indemnification of Manager.
The Project's operating agreements provide for the indemnification of the Project's Manager in a variety of circumstances.

Limitation of Liability.
The Project's operating agreement contains a provision eliminating the liability of the Manager arising from any act or omission in such Manager's capacity as a Manager, including acts or omissions occurring prior to the date this provision becomes effective, provided that in connection with such act or omission such Manager discharged its duties in good faith reliance on the provisions of the operating agreement, and so long as such act or omission does not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach of the operating agreement by such Manager or a knowing violation of the provisions of the operating agreement.

Possible Loss of Entire Investment.
An investment in the Project involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the Project is unsuccessful, the investor's entire investment in the Project may be lost and the Project may be faced with liquidation.

New Business Venture.

The Project is subject to all the risks inherent in the establishment of a new business enterprise. The Project has incurred and will continue to incur substantial expenses before commencing operations. There can be no guarantee of the success of the Project, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of a historic building. There is no guarantee that Project will ever be profitable.

Schedule Risk.

The planned renovations may not complete as intended, which could delay the project opening and delay its ability to produce revenue.

Licenses and Permits.

The company may need additional state and local permits and/or licenses to operate.

Going concern.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified conditions and events that create an uncertainty about the ability of the Company to continue as a going concern.

Relationship between Albemarle Hotel Development, LLC and AHD Investors, LLC.

AHD Investors, LLC is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Albemarle Hotel Development, LLC. While Regulation Crowdfunding does not allow these investment vehicles to be used to change the economic exposure or rights of the investor in any way, any improper use could violate securities law and impair the investment of the investors.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The Albemarle Hotel was acquired on 2017-12-01 and the following material improvements have been made since that time:
• Acquired site control • Completed schematic drawings • Obtained all necessary conditional approvals (Part 1 and Part 2) from the North Carolina State Historic Preservation Office and the National Park Service that are required for eligibility for state and federal historic tax credits • Completed third party market study supporting project and proposed rents • Completed construction drawings • Obtained building permit • Started renovation

Property Manager

The Company self manages the property.

Property Revenue

Albemarle Hotel Development, LLC is planning for the historic adaptive re-use of the Albemarle Hotel into 29 for-rent apartments and a 2,970 SF ground floor commercial space.

Property Condition

The historic renovation of the Albemarle Hotel is an estimated $8.8M project. Demolition and asbestos/lead based paint/mold abatement. General construction and carpentry.

Competition

Currently the future residential units within the Albemarle Hotel have no significant competition. Few apartments are available today in downtown Albemarle and within Stanly County there are no recently built market-rate apartment communities.

Financing

Construction loan that will convert to permanent financing

Tenants

The current occupancy rate of the property is Property is still under renovation and therefore is unable to start leasing. %. The average dollar amount of monthly rent revenue for Albemarle Hotel for the past year is

Regulation

Albemarle Hotel is subject to the following regulations

Government agency	Type of approval	Application Date

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Albemarle Hotel and the percentage owned:

Name	% owned
Jordan A. Jones	100.0%

Other Property Information

Business Plan

Albemarle Hotel Development, LLC is planning for the historic adaptive re-use of the Albemarle Hotel into 29 for-rent apartments and a 2,970 SF ground floor commercial space. Albemarle Hotel Development, LLC hired Kimley-Horn to complete a market study for the proposed Albemarle Hotel Project. This 2019 study found: • Downtown boutique apartments (such as those proposed for the Albemarle Hotel) on average generate a 35% rent premium over traditional, non- downtown units; and • Existing demand in Albemarle is sufficient to lease the proposed units and the proposed rental rates. COVID-19's impact on this demand is unknown at this time. One of the key drivers for the pending success of downtown Albemarle that will also significantly impact this project is the Fall 2020 opening of Pfeiffer University's Health Sciences Building. Located within a five-minute walk of the Albemarle Hotel, the Health Sciences Building will house Pfeiffer University's new Physician Assistant and Occupational Therapy programs. Projected enrollment of these two professional programs will exceed 200 full-time students. While the Albemarle Hotel will target students and staff of Pfeiffer University's Health Sciences Building, this is not the project's sole target market. Albemarle and Stanly County are home to young professionals, single adults, and empty nesters that also desire to live in a downtown market. These additional target markets are critical sources of tenants in comparable projects.

Managing Entity

Litigation

Intellectual Property
The Company is dependent on the following intellectual property:

Other

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jordan Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates

ALBEMARLE HOTEL DEVELOPMENT, LLC, Albemarle, NC, Manager 2017 – Current Purchased the historic Albemarle Hotel for the purpose of a historic tax credit renovation to convert this cultural asset into retail on the ground floor and 29 for-rent apartments. Renovation started April 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

ANCHOR & PILLAR SERVICES, INC., Principal and Founder. Durham, NC, 2020 – Present Started a construction management and property management company to oversee the execution of Anchor & Pillar Holdings' construction projects as well as provide property management services to these properties during operations. ANCHOR & PILLAR HOLDINGS, LLC, Principal and Founder, Durham, NC, 2014 - Present Founded Anchor & Pillar Holdings, LLC as operating company to manage and own real estate development projects across North Carolina, South Carolina, and Virginia. Company has more than $100M of projects delivered, under development, or expected to start construction by Summer 2021. These projects are mission driven with the focus on reactivity communities, particularly downtowns, through transformative real estate development projects. All of these projects also include a public private partnership and are well supported by the local communities.

Education

UNIVERSITY OF NORTH CAROLINA, School of Government – Chapel Hill, NC May 2014 Master of Public Administration (MPA), Full Time Program

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100
Voting Rights	All
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The rights of the notes cannot be changed except by approval of the company and majority in interest of securities holders.

Type of security	Convertible Debentures Convertible Notes
Amount outstanding	1,800,000
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	none

The Company has the following debt outstanding:

Type of debt	Related party loan payable
Name of creditor	Jordan A. Jones
Amount outstanding	$98,063.00
Interest rate and payment schedule	0%
Describe any collateral or security	None
Other material terms	No formal repayment terms

Type of debt	Bank loan
Name of creditor	Uwharrie Bank
Amount outstanding	$0.00
Interest rate and payment schedule	1.52%
Describe any collateral or security	First deed of trust
Maturity date	December 31, 2021
Other material terms	Payable upon close of construction loan

Type of debt	Accounts Payable
Name of creditor	Various
Amount outstanding	$1,202,522.44
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Other material terms	None

The total amount of outstanding debt of the company is $1,300,585.44.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Convertible Notes	1,800,000	$1,800,000	Renovations	April 2, 2021	Reg CF

Ownership

Jordan A. Jones currently owns 100% membership interest in both Ablemarle Hotel Development, LLC and AHD Investors, LLC through J. A. Jones Ventures II, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jordan Jones	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not have any revenues or costs of goods to date as this building has not been put in use. Expenses of the issuer in 2021 have included legal and professional ($26,685.90), insurance ($46,160), and construction management fees ($21,323.16).

Financial milestones of the project include: · Obtain capital from Regulation Crowdfunding campaign to begin demolition and abatement work, then begin renovation. · Obtain historic tax credit investment and construction loan to further renovation and construction. · Target using funds on or under budget to open the Residences in October 2022. · Target 90% occupancy by January 2023.

Liquidity and Capital Resources

On April 2, 2021 the Company conducted an offering pursuant to Regulation CF and raised $1,800,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Targeted sources of capital total $9,128,987 and are estimated (subject to change) as follows: Investor convertible debentures $1,800,000 Anchor & Pillar Equity $75,000 Deferred Developer

Fee $175,000 Federal HTC Equity $1,042,090 State HTC Equity $996,897 Permanent Loan $5,040,000

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
· Obtain building permit · Execute construction contracts, including a Gross Maximum Price · April 2021: begin demolition work · June 2021: begin construction/build back · September 2022: complete renovation

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Jordan Jones
Relationship to the Company	Owner
Total amount of money involved	$98,063.00
Description of the transaction	Loan (as described above in "debt outstanding" section)

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jordan Jones
(Signature)

Jordan Jones
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jordan Jones
(Signature)

Jordan Jones
(Name)

Manager
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Albemarle Hotel Development, LLC
Balance Sheet
December 31, 2021

ASSETS

Current Assets		
Primary Checking Uwharrie xx3478	$ 76,480.73	
Due to/Due from AHD Investors	400.00	
Total Current Assets		76,880.73
Fixed Assets		
Construction in Progress	2,715,267.82	
Total Fixed Assets		2,715,267.82
Other Assets		
Refundable Deposit for Loan	35,000.00	
Total Other Assets		35,000.00
TOTAL ASSETS		$2,827,148.55

LIABILITIES & MEMBERS' EQUITY

Current Liabilities		
Accounts Payable	$ 1,202,522.44	
Shareholder Loans	93,732.48	
Total Current Liabilities		1,296,254.92
Members' Equity		
Equity Investment from AHD Investors	1,707,971.00	
Retained Earnings	(63,001.00)	
Net Income (Loss)	(114,076.37)	
Total Members' Equity		1,530,893.63
TOTAL LIABILITIES & MEMBERS' EQUITY		$2,827,148.55

SEE ACCOUNTANTS' COMPILATION REPORT

Albemarle Hotel Development, LLC
Income Statement
For the Year Ended December 31, 2021

	Month To Date Actual	Year To Date Actual
Income		
Miscellaneous Income	$ -	$ 1,255.00
Total Income	-	1,255.00
Expenses		
Licenses and Fees	-	862.00
Bank Service Charges	-	115.00
Insurance	-	46,160.00
Interest Expense	-	5,676.40
Landscaping	-	1,080.00
Legal Fees	-	11,053.00
Professional Fees	1,500.00	6,582.90
Accounting Fees	288.00	20,103.00
Property Taxes	-	1,844.34
Dues/Memberships	-	531.57
Construction Management Fees	-	21,323.16
Total Expenses	1,788.00	115,331.37
NET INCOME(LOSS)	(1,788.00)	(114,076.37)

SEE ACCOUNTANTS' COMPILATION REPORT

Albemarle Hotel Development, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

	2021
Cash flows from operating activities:	
Net Income (Loss)	$ (114,076.37)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in Security Deposits	(35,000.00)
Increase (Decrease) in Accounts Payable & Credit Cards	1,084,425.19
Total Adjustments	1,049,425.19
Net cash provided (used) by operating activities	935,348.82
Cash flow from investing activities:	
Increase to Real Estate Held for Development (CIP)	(2,083,263.57)
(Increase) Decrease in Due From Related Party	(400.00)
Net cash provided (used) by investing activities	(2,083,663.57)
Cash flow from financing activities:	
Proceeds from Equity Investments	1,707,971.00
Payment of Member Distributions	(51,890.72)
Repayments of Debt Financing	(434,230.52)
Net cash provided (used) by financing activities	1,221,849.76
Net increase (decrease) in cash and equivalents	73,535.01
Cash and equivalents, beginning of period	2,945.72
Cash and equivalents, end of month and year to date	$ 76,480.73

Albemarle Hotel Development, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
Year Ended December 31, 2021

Member's Equity, December 31, 2019	$	34,429.00
Net Loss (2020)		(38,039)
Member's Deficit, December 31, 2020		(3,610)
Equity Investment 2021 - AHD Investors		1,707,971
Net Loss (2021)		(114,076)
Retained Earnings Adjustment		(63,001)
Member's Equity, December 31, 2021	$	1,530,893.63

I, _____Jordan A. Jones_____, certify that:

(1) The financial statements of ____AHD Investors, LLC____ included in this Form are true

   and complete in all material respects; and

(2) The tax return information for the company reflects accurately the information reported

   on the tax return for the company filed for the fiscal year ended December 31, __2019___.

   Namely total income of $___0_____, taxable income of

   $__0_____, and total tax of $ _0_____.

Signature: _____*Jordan A. Jones*_____

Printed Name: ____Jordan A. Jones____

Title: _____Manager_____

Date: _____5/2/2022_____

AHD Investors, LLC
Balance Sheet
December 31, 2021

ASSETS

Current Assets

Main Checking Uwharrie xx5052	$100.00	
Equity Investment in Albemarle Hotel Development	1,707,971.00	
Total Current Assets		1,708,071.00

Other Assets

Debt Issuance Costs - Vicinity Capital	18,000.00	
Accumulated Amortization	(800.00)	
Total Other Assets		17,200.00

TOTAL ASSETS		$1,725,271.00

LIABILITIES & MEMBERS' EQUITY

Current Liabilities

Due to/From Albemarle Hotel Development	400.00	
Accrued Interest Payable	57,543.94	
Debenture Convertible Notes	1,823,525.00	
Total Current Liabilities		1,881,468.94

Members' Equity

Member's Equity	100.00	
Retained Earnings	(844.00)	
Net Income (Loss)	(155,453.94)	
Total Members' Equity		(156,197.94)

TOTAL LIABILITIES & MEMBERS' EQUITY		$1,725,271.00

SEE ACCOUNTANTS' COMPILATION REPORT

AHD Investors, LLC
Income Statement
For the Year Ended December 31, 2021

	Month To Date Actual	Year To Date Actual
Income		
Expenses		
Interest Expense	22,662.74	56,699.94
Investor Fees	0.00	95,525.00
Accounting Fees	100.00	1,130.00
Escrow Fees	0.00	600.00
Bank Fees	0.00	699.00
Amortization Expense	800.00	800.00
Total Expenses	23,562.74	155,453.94
NET INCOME(LOSS)	(23,562.74)	(155,453.94)

SEE ACCOUNTANTS' COMPILATION REPORT

AHD Investors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

	2021
Cash flows from operating activities:	
Net Income (Loss)	$ (155,453.94)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in Receivables	110,000.00
Increase (Decrease) in Accounts Payable & Credit Cards	0.00
(Increase) Decrease in Other Assets	(1,725,171.00)
Total Adjustments	(1,615,171.00)
Net cash provided (used) by operating activities	(1,770,624.94)
Cash flow from investing activities:	
(Increase) Decrease in Due From Related Party	0.00
Net cash provided (used) by investing activities	0.00
Cash flow from financing activities:	
Increase (Decrease) In Due to Albemarle Hotel	400.00
Increase (Decrease) In Note Payable to Uwharrie Capital	(110,000.00)
Increase (Decrease) In Accrued Interest Payable	56,699.94
Increase (Decrease) In Debenture Notes	1,823,525.00
Payment of Member Distributions	0.00
Net cash provided (used) by financing activities	1,770,624.94
Net increase (decrease) in cash and equivalents	-
Cash and equivalents, beginning of period	100.00
Cash and equivalents, end of month and year to date	$ 100.00

AHD Investors, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
Year Ended December 31, 2021

Member's Equity, June 29, 2020 (Date of Inception)	$	-
Member Contribution		100
Net Loss		(844)
Member's Deficit, December 31, 2020		(744)
Net Loss		(155,454)
Member's Deficit, December 31, 2021	$	(156,197.94)

I, _Jordan A. Jones_____, certify that:

(1) The financial statements of _AHD Investors, LLC_____ included in this Form are true and complete in all material respects; and

(2) The tax return information for the company reflects accurately the information reported on the tax return for the company filed for the fiscal year ended December 31, _N/A____. Namely total income of $_N/A_____, taxable income of $_N/A_____, and total tax of $_N/A_____.

Signature: _Jordan A. Jones_____

Printed Name: _Jordan A. Jones_____

Title: _Manager_____

Date: _5/2/2022_____